JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $6.63, the net proceeds from the sale of the 150,800 shares in this offering will be approximately $920,804, after deducting the estimated offering expenses of approximately $79,000.

The net proceeds of this offering will be used primarily to fund the further development of the JB-10 jetpack model. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$29,835	$999,804
Less: Offering Expenses		
(a) StartEngine Fees	$1,250	$50,000
(b) FundAmerica Fees[1]	$1,200	$4,000
(c) Professional Fees[2]	$25,000	$25,000
Net Proceeds	$2,385	$920,804
Use of Net Proceeds:		
(a) Development of pre-production prototype [3]	$0	$450,000
(b) Marketing	$0	$150,000
(c) Salaries and general administrative expenses [3]	$0	$100,000
(d) Intellectual property	$0	$30,000
(e) Professional fees	$0	$30,000
(g) Working Capital [3]	$2,385	$160,804
Total Use of Net Proceeds	$2,385	$920,804

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of Development of pre-production prototype, salaries and general administrative expenses and working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.